Exhibit 99.1

Ctrip Reports Unaudited Third Quarter 2012 Financial Results

Shanghai, China, November 5, 2012 – Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the quarter ended September 30, 2012.

Highlights for the Third Quarter of 2012

•	Net revenues were RMB1.17 billion (US$187 million) for the third quarter of 2012, up 20% year-on-year, versus our guidance of 15-20% year-on-year.

•	Gross margin was 76% for the third quarter of 2012, compared to 77% in the same period in 2011.

•

Income from operations was RMB190 million (US$30 million) for the third quarter of 2012, down 38% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB299 million (US$48 million), down 24% year-on-year.

•

Operating margin was 16% for the third quarter of 2012, compared to 31% in the same period in 2011. Excluding share-based compensation charges (non-GAAP), operating margin was 25%, compared to 41% in the same period in 2011.

•

Net income attributable to Ctrip’s shareholders was RMB194 million (US$31 million) for the third quarter of 2012, down 40% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB302 million (US$48 million), down 27% year-on-year.

•

Diluted earnings per ADS were RMB1.41 (US$0.22) for the third quarter of 2012. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.20 (US$0.35) for the third quarter of 2012.

•	Share-based compensation charges were RMB108 million (US$17 million), accounting for 9% of the net revenues, or RMB0.79 (US$0.13) per ADS for the third quarter of 2012.

“We are pleased with the solid results in the third quarter of 2012,” said Min Fan, President and Chief Executive Officer of Ctrip. “During the quarter, Ctrip achieved many milestones toward building the leading ‘one-stop travel platform’ in China by strengthening our partner relationships, upgrading the mobile platform, and lifting the sales and marketing efforts. With Ctrip team’s strong execution, we believe Ctrip will continue enhancing the market leadership in China.”

Third Quarter 2012 Financial Results

For the third quarter of 2012, Ctrip reported total revenues of RMB1.25 billion (US$198 million), representing a 20% increase from the same period in 2011. Total revenues for the third quarter of 2012 increased by 21% from the previous quarter.

Hotel reservation revenues amounted to RMB457 million (US$73 million) for the third quarter of 2012, representing an 11% increase year-on-year, primarily driven by an increase of 40% in hotel reservation volume and partially offset by a decrease of 21% in commission per room night. The decrease of commission per room night was primarily due to promotional activities. Hotel reservation revenues increased by 11% quarter-on-quarter, primarily due to seasonality.

Air ticket booking revenues for the third quarter of 2012 were RMB478 million (US$76 million), representing a 24% increase year-on-year and an 18% increase from the previous quarter, primarily driven by an increase in air tickets sales volume.

Packaged-tour revenues for the third quarter of 2012 were RMB224 million (US$36 million), representing a 31% increase year-on-year due to the increase of leisure travel volume. Packaged-tour revenues increased by 67% quarter-on-quarter, primarily due to seasonality.

Corporate travel revenues for the third quarter of 2012 were RMB54 million (US$9 million), representing a 25% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues increased by 10% quarter-on-quarter, primarily due to seasonality.

Net revenues for the third quarter of 2012 were RMB1.17 billion (US$187 million), representing a 20% increase from the same period in 2011. Net revenues for the third quarter of 2012 increased by 20% from the previous quarter.

Gross margin was 76% for the third quarter of 2012, compared to 77% in the same period in 2011 and 75% in the previous quarter.

Product development expenses for the third quarter of 2012 increased by 51% to RMB243 million (US$39 million) from the same period in 2011, and increased by 17% from the previous quarter, primarily due to an increase in product development personnel related expense. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 18% of the net revenues, increased from 14% in the same period in 2011 and remained consistent with that in the previous quarter.

Sales and marketing expenses for the third quarter of 2012 increased by 74% to RMB303 million (US$48 million) from the same period in 2011, and increased by 39% from the previous quarter, primarily due to an increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 25% of the net revenues, increased from 17% in the same period in 2011 and increased from 21% in the previous quarter.

General and administrative expenses for the third quarter of 2012 increased by 39% to RMB151 million (US$24 million) from the same period in 2011, primarily due to an increase in administrative personnel, share-based compensation charges and the incremental turnover tax due to the new value-added tax reform. General and administrative expenses for the third quarter of 2012 increased by 9% from the previous quarter, primarily due to an increase in administrative personnel. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, increased from 6% in the same period in 2011 and remained consistent with that in the previous quarter.

Income from operations for the third quarter of 2012 was RMB190 million (US$30 million), representing a decrease of 38% from the same period in 2011 and an increase of 13% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB299 million (US$48 million), representing a decrease of 24% from the same period in 2011 and an increase of 8% from the previous quarter.

Operating margin was 16% for the third quarter of 2012, compared to 31% in the same period in 2011, and 17% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 25%, decreased from 41% in the same period in 2011 and 28% in the previous quarter.

The effective tax rate for the third quarter of 2012 was 24%, increased from 21% in the same periods of 2011, primarily due to the increase in the amount of non tax-deductible share-based compensation as a percentage to our income before income tax expense as a whole. The effective tax rate for the third quarter of 2012 decreased from 45% in the previous quarter, primarily due to the provision of withholding tax and preferential tax treatment available to certain consolidated PRC entities in the previous quarter. In the second quarter of 2012, we made the provision of 5% PRC withholding tax related to the dividends that our PRC subsidiaries would pay to their direct parent, which is our Hong Kong subsidiary to fund the share repurchase program announced in June 2012. This was partially offset by the preferential tax treatment of certain consolidated PRC entities.

Net income attributable to Ctrip’s shareholders for the third quarter of 2012 was RMB194 million (US$31 million), representing a decrease of 40% from the same period in 2011 and an increase of 62% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB302 million (US$48 million), representing a decrease of 27% from the same period in 2011 and an increase of 32% from the previous quarter.

Diluted earnings per ADS were RMB1.41 (US$0.22) for the third quarter of 2012. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.2 (US$0.35) for the third quarter of 2012.

As of September 30, 2012, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB5.4 billion (US$859 million).

Business Outlook

For the fourth quarter of 2012, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 15-20%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Recent Development

In September 2012, Ctrip completed the offering of US$180 million principal amount of convertible senior notes due 2017 (the "notes"). The notes bears an annual interest of 0.5% and may have dilutive effect on the diluted earnings per ADS presented. As the offering was completed within a relatively short period of time close to the end of third quarter of 2012, its impact on income statement and diluted earnings per ADS for third quarter of 2012 was insignificant. The offering cost of the notes will be amortized over the life of the notes.

As of November 5, 2012, Ctrip had purchased approximately 17.2 million ADSs in aggregate with a total consideration of US$294 million under three existing share repurchase plans adopted in 2008, 2011 and 2012.

Conference Call

Ctrip's management team will host a conference call at 7:00PM U.S. Eastern Time on November 5, 2012 (or 8:00AM on November 6, 2012 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1 888 679 8018, International dial-in number +1 617 213 4845, Passcode 706 306 82#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PQ63GVUN7 .

A telephone replay of the call will be available after the conclusion of the conference call through November 13, 2012. The dial-in details for the replay: U.S. Toll Free Number +1 888 286 8010, International dial-in number +1 617 801 6888, Passcode 98014038.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” "will," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," “is/are likely to,” "confident" or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip's strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip's reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2012 and 2011. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,503,428,418	2,849,990,911	453,473,605
Restricted cash	211,636,294	1,299,837,969	206,822,487
Short-term investment	1,288,471,562	1,251,016,553	199,054,314
Accounts receivable, net	789,036,329	1,050,091,257	167,084,276
Prepayments and other current assets	566,187,711	931,971,381	148,289,744
Deferred tax assets, current	39,782,201	53,488,098	8,510,708
Total current assets	6,398,542,515	7,436,396,169	1,183,235,134
Long-term deposits and prepayments	155,360,492	387,369,609	61,635,948
Land use rights	113,460,899	111,373,523	17,721,093
Property, equipment and software	683,903,870	736,282,355	117,152,870
Investment	1,305,145,043	1,435,620,564	228,427,406
Goodwill	798,601,767	801,585,341	127,543,492
Intangible assets	306,420,192	323,336,669	51,447,408
Total assets	9,761,434,778	11,231,964,230	1,787,163,351
LIABILITIES
Current liabilities:
Short-term borrowings	—	947,080,758	150,693,858
Accounts payable	763,256,074	965,431,397	153,613,702
Salary and welfare payable	145,524,036	173,590,307	27,620,657
Taxes payable	220,604,123	207,172,862	32,964,114
Advances from customers	1,090,852,066	1,223,772,416	194,719,389
Accrued liability for customer reward program	161,838,531	201,193,567	32,012,724
Other payables and accruals	185,985,423	445,032,669	70,810,952
Total current liabilities	2,568,060,253	4,163,273,976	662,435,396
Deferred tax liabilities, non-current	48,308,692	53,470,352	8,507,884
Long-term Debt	—	1,131,264,000	180,000,000
Total liabilities	2,616,368,945	5,348,008,328	850,943,280
SHAREHOLDERS' EQUITY
Share capital	2,939,527	2,969,092	472,424
Additional paid-in capital	3,465,924,424	3,262,784,016	519,154,789
Statutory reserves	98,049,668	98,049,668	15,601,080
Accumulated other comprehensive loss	(172,466,277)	(64,159,376)	(10,208,658)
Retained Earnings	3,806,608,747	4,328,462,585	688,719,225
Treasury stock	(158,761,225)	(1,803,696,281)	(286,993,426)
Total Ctrip's shareholders' equity	7,042,294,864	5,824,409,704	926,745,434
Noncontrolling interests	102,770,969	59,546,198	9,474,637
Total shareholders' equity	7,145,065,833	5,883,955,902	936,220,071
Total liabilities and shareholders' equity	9,761,434,778	11,231,964,230	1,787,163,351

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	410,428,429	410,370,431	457,041,173	72,721,673
Air-ticketing	385,068,223	404,268,226	478,367,942	76,115,062
Packaged tour	171,367,702	133,776,555	223,779,798	35,606,511
Corporate travel	43,367,133	49,348,796	54,073,606	8,603,871
Others	28,982,115	33,187,613	34,085,035	5,423,408
Total revenues	1,039,213,602	1,030,951,621	1,247,347,554	198,470,525
Less: business tax and related surcharges	(64,512,791)	(57,326,573)	(74,345,010)	(11,829,336)
Net revenues	974,700,811	973,625,048	1,173,002,544	186,641,189
Cost of revenues	(226,126,062)	(241,168,887)	(285,960,720)	(45,500,369)
Gross profit	748,574,749	732,456,161	887,041,824	141,140,820
Operating expenses:
Product development *	(161,579,311)	(208,344,014)	(243,244,924)	(38,703,686)
Sales and marketing *	(173,855,350)	(217,235,897)	(302,596,451)	(48,147,348)
General and administrative *	(108,847,827)	(138,826,378)	(151,107,619)	(24,043,346)
Total operating expenses	(444,282,488)	(564,406,289)	(696,948,994)	(110,894,380)
Income from operations	304,292,261	168,049,872	190,092,830	30,246,440
Interest income	31,233,511	31,865,564	54,099,884	8,608,052
Other income	54,347,195	56,366,412	6,104,967	971,386
Income before income tax expense and equity in income	389,872,967	256,281,848	250,297,681	39,825,878
Income tax expense	(82,055,004)	(116,557,710)	(59,394,448)	(9,450,491)
Equity in income/(loss) of affiliates	20,372,237	(18,189,504)	4,792,055	762,483
Net income	328,190,200	121,534,634	195,695,288	31,137,870
Less: Net income attributable to noncontrolling interests	(2,909,902)	(1,864,935)	(1,878,491)	(298,894)
Net income attributable to Ctrip's shareholders	325,280,298	119,669,699	193,816,797	30,838,976
Comprehensive income	146,006,823	137,792,479	365,152,591	58,100,909
Earnings per ordinary share
- Basic	9.02	3.37	5.82	0.93
- Diluted	8.54	3.26	5.65	0.90
Earnings per ADS
- Basic	2.26	0.84	1.46	0.23
- Diluted	2.13	0.81	1.41	0.22
Weighted average ordinary shares outstanding
- Basic	36,049,244	35,497,512	33,287,150	33,287,150
- Diluted	38,102,980	36,709,280	34,283,839	34,283,839

* Share-based compensation charges included are as follows:
Product development	26,713,733	33,262,981	33,671,462	5,357,603
Sales and marketing	12,693,885	13,936,624	14,028,219	2,232,087
General and administrative	51,099,151	61,614,211	60,789,858	9,672,521

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended September 30, 2012
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(243,244,924)	21%	33,671,462	3%	(209,573,462)	18%
Sales and marketing	(302,596,451)	26%	14,028,219	1%	(288,568,232)	25%
General and administrative	(151,107,619)	13%	60,789,858	5%	(90,317,761)	8%

Total operating expenses	(696,948,994)	59%	108,489,539	9%	(588,459,455)	50%
Income from operations	190,092,830	16%	108,489,539	9%	298,582,369	25%
Net income attributable to Ctrip's shareholders	193,816,797	17%	108,489,539	9%	302,306,336	26%
Diluted earnings per ordinary share (RMB)	5.65		3.16		8.82
Diluted earnings per ADS (RMB)	1.41		0.79		2.20
Diluted earnings per ADS (USD)	0.22		0.13		0.35

	Quarter Ended June 30, 2012
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(208,344,014)	21%	33,262,981	3%	(175,081,033)	18%
Sales and marketing	(217,235,897)	22%	13,936,624	1%	(203,299,273)	21%
General and administrative	(138,826,378)	14%	61,614,211	6%	(77,212,167)	8%

Total operating expenses	(564,406,289)	58%	108,813,816	11%	(455,592,473)	47%
Income from operations	168,049,872	17%	108,813,816	11%	276,863,688	28%
Net income attributable to Ctrip's shareholders	119,669,699	12%	108,813,816	11%	228,483,515	23%
Diluted earnings per ordinary share (RMB)	3.26		2.96		6.22
Diluted earnings per ADS (RMB)	0.81		0.74		1.56
Diluted earnings per ADS (USD)	0.13		0.12		0.24

	Quarter Ended September 30, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(161,579,311)	17%	26,713,733	3%	(134,865,578)	14%
Sales and marketing	(173,855,350)	18%	12,693,885	1%	(161,161,465)	17%
General and administrative	(108,847,827)	11%	51,099,151	5%	(57,748,676)	6%

Total operating expenses	(444,282,488)	46%	90,506,769	9%	(353,775,719)	36%
Income from operations	304,292,261	31%	90,506,769	9%	394,799,030	41%
Net income attributable to Ctrip's shareholders	325,280,298	33%	90,506,769	9%	415,787,067	43%
Diluted earnings per ordinary share (RMB)	8.54		2.38		10.91
Diluted earnings per ADS (RMB)	2.13		0.59		2.73
Diluted earnings per ADS (USD)	0.33		0.09		0.43

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2848 on September 28, 2012 published by the Federal Reserve Board.